HINDALCO

ADITYA BIRLA GROUP

Date:- 24th November, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

06019144

RECEIVED
2006 DEC 12 A 10: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Hindalco Industries Limited has a Copper manufacturing facility at Dahej, Gujarat comprising three smelting units. To operate these custom smelters, copper concentrate, the basic raw material, needs to be economically sourced from international markets. Of late, due to disruption of production in some copper mines, the availability of concentrate in international markets has become scarce. Due to these circumstances, the treatment and refining charges (TcRc) prevailing in the spot market at this point in time is not remunerative vis-à-vis the conversion cost of one of the three smelters. Keeping in view the business realities and the overall economics, the Company has decided to temporarily suspend operations in the said smelter. It may be recalled that the Company had booked an impairment provision in respect of this smelter in the second quarter accounts of the current fiscal.

This is for your information. We will keep you informed of further developments.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Jlw 12/13

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107